Filed by Cohen & Steers Global Income Builder, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers Infrastructure Fund, Inc.

Commission File No. 333- 232396

IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN:

Cohen & Steers Global Income Builder, Inc.

PLEASE VOTE NOW

YOUR VOTE MUST BE RECEIVED BY NOVEMBER 15, 2019

Recently, shareholders of record as of August 19, 2019 were sent proxy material regarding a special meeting of stockholders scheduled for November 15, 2019.

If you have not done so already, we urge you to vote as soon as possible in order to allow the Fund to obtain a sufficient number of votes to hold the meeting as scheduled. Join your fellow holders and vote today!

If you have any questions or would like to vote, please call the number listed below:

1-855-486-7901

Your vote is important no matter the number of shares you own. Please vote promptly so your vote can be received by the November 15, 2019 special meeting of stockholders.

The Fund has made it very easy for you to vote. Choose one of the following methods:

Vote live with a Proxy Specialist – You may cast your vote live with a proxy specialist, Monday through Friday 9:00 a.m. to 10:00 p.m. ET, and have proxy related questions answered by calling toll free: 1-855-486-7901.

Vote via the Internet – You may cast your vote using the Internet by logging onto the Internet address located on your proxy ballot(s) and following the instructions on the website. www.proxyvote.com

Vote by Touch-Tone Phone – You may cast your vote by telephone by calling the toll-free number found on the proxy ballot(s) that you received.

Vote by Mail – You may cast your vote by signing, dating and mailing your proxy ballot(s) in the postage prepaid return envelope that was previously provided to you.

THANK YOU FOR VOTING